December 21, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	Freedom Acquisition Holdings, Inc. Registration Statement on Form S-1 File No. 333-136248
Dear Ladies and Gentlemen:
In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Freedom Acquisition Holdings, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 21, 2006 at 4:00 p.m., New York City time or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: November 30, 2006

(ii)	Dates of distribution: November 30, 2006 — December 18, 2006

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 2

(iv)	Number of prospectuses so distributed: approximately 14,000

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).
Very truly yours,
Citigroup Global Markets Inc.
/s/ Samson M. Frankel
Name: Samson M. Frankel
Title: Senior Vice President and Counsel